CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83
SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION
DELIVERED TO
THE SEC'S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83

June 19, 2015

VIA FEDERAL EXPRESS AND EDGAR

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:    Graphic Packaging Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed on February 5, 2015
File No. 001-33988

Dear Mr. Hiller:

Graphic Packaging Holding Company (the "Company") is hereby responding to the comments contained in your letter dated June 5, 2015 relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the "10-K"). The comments of the Staff are set forth in bold and italicized text below and the Company's responses are set forth in plain text immediately beneath each comment.

Pursuant to 17 C.F.R. §200.83 and because of the commercially sensitive nature of certain information contained herein, we are requesting confidential treatment for·selected portions of this letter. The version of this letter filed via EDGAR omits such confidential information. The omitted confidential information has been replaced in this letter filed via EDGAR

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

with a placeholder identified by a bracketed asterisk [*]. A complete unredacted version of this letter will be provided to the Staff only in hard copy and not electronically as correspondence under the SEC's EDGAR system. The Company has sent to the Staff and the Office of Freedom of Information and Privacy Act Operations a separate letter requesting that, pursuant to Rule 83 of the SEC's Rules on Information and Requests [17 C.F.R. §200.83] ("Rule 83"), the omitted confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements
General

1.
We note that during the May 18, 2015 conference call, you provided us certain information regarding your business including a description of your processes and products. Please provide a written response to the following items as discussed in the aforementioned conference call:

•	Clarify whether the mills supply paperboard to each of your operating segments for use in converting to end products;

◦
The mills supply either coated unbleached kraft (“CUK”) paperboard or coated recycled board (“CRB”), to each of the operating segments for use in converting to end products.

•	Quantify for us the percentage of total paperboard each of your operating segments obtains from third parties and describe the reasons for purchasing paperboard from a third party;

The table below shows internally and externally sourced paperboard for each operating segment for the year ended December 31, 2014.

Tons Demanded (in 000s)	Consumer Products	Beverage	Europe	Pacific Rim	Mills (1)	Total
Internal CUK	[*]	[*]	[*]	[*]	[*]	[*]
Internal CRB	[*]				[*]	[*]
External CUK		[*]	[*]			[*]
External SBS	[*]		[*]			[*]
External CRB/Other	[*]		[*]			[*]
Total	[*]	[*]	[*]	[*]	[*]	[*]
% Internal	[*]	[*]	[*]	[*]	[*]	[*]
% External	[*]	[*]	[*]			[*]

(1)	This column represents mill produced paperboard sold to third parties.

The Company purchases solid bleached sulfate (“SBS”) paperboard from external suppliers. Other external outside purchases in the United States are due either to customer requirements to use certain paperboard substrate that the Company does not produce, or an occasional shortage of internally produced board. Currently, Europe buys folding boxboard or white-lined chipboard externally. The Company continues to capture new business using CUK and has

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

converted certain of its existing customers’ products to CUK thus the amount of internally produced CUK used by Europe will continue to increase.

•	Clarify how Pacific Rim operates as compared to Consumer Products and Beverage and specify if this operating segment converts paperboard or if this function is outsourced;

Converting plants in North American and Europe convert cartons for customers to be used for food, beverage and other consumer products. The converting function in the Pacific Rim is outsourced to local converters.

•
Clarify how shipping costs from the mills to the converting facilities are reflected in your operating segment information. In this regard, discuss how shipping costs differ from your North America operating segments and your Europe and Pacific Rim operating segments;

Actual shipping costs incurred for transportation from the mills to the converting facilities are included in costs of goods sold in the operating segment of the purchaser. The operating segments are charged the same price for paperboard with the only difference being shipping costs. Shipments to the converting facilities in North America are sent via truck or rail and generally cost $60 to $80/ton while shipments to Pacific Rim or European locations are sent via ocean carrier and generally cost $100 - $120/ton plus transportation from the port to the local facility.

•	Tell us the percentage of consolidated revenue that is generated by your beverage segment from sales to customers outside of North America for the year ended December 31, 2014, and;

Beverage operating segment sales to customers outside North America were [*] million or approximately [*] of consolidated net sales for the year ended December 31, 2014.

•
Indicate if your North American conversion facilities produce products for only one operating segment (i.e., Beverage or Consumer Products) or if each conversion facility produces or is capable of producing products for both of these operating segments.

•
Certain North American converting facilities currently produce products for both the consumer products and beverage operating segments, but all converting facilities are capable of producing products for both operating segments. The products produced by each facility are determined primarily by location (as proximity to customers reduces shipping costs) as well as by run size of the product being manufactured. Accordingly, beverage cartons are produced at both beverage and consumer products facilities and are reported in the beverage or consumer product operating segments depending on the facility where it is converted.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

2.
Provide us with adjusted EBITDA as well as all sales and measures of profitability reviewed by your Chief Operating Decision Maker for each operating segment for each of the five years ended December 31, 2014. In addition, provide summaries of any budgets or projections for future years for each of your operating segments in the format reviewed by your CODM.

The Company has included in Exhibit A, sales, adjusted EBITDA and adjusted EBITDA margin for each of the operating segments for the years 2010 through 2014 and projections for 2015 and 2016. Operating EBITDA margins are summarized below.

Summaries of budgets for future years for each of the operating segments have not been provided as the information reviewed by the CODM doesn’t include the adjusted EBITDA margin. The Company reviews EBITDA margin at the operating segments as a measure of improvement. Given the level of integration, the CODM only considers EBITDA margin at the consolidated level a meaningful metric. This metric is also used in analysts calls and provides a performance comparison to other companies in the paperboard packaging industry.

Operating Segment	2010 EBITDA Margin	2011 EBITDA Margin	2012 EBITDA Margin	2013 EBITDA Margin	2014 EBITDA Margin	2015P EBITDA Margin	2016P EBITDA Margin
Consumer	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Beverage	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Mills	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Europe	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Pacific Rim	[*]	[*]	[*]	[*]	[*]	[*]	[*]

3.
We note in Exhibit A included in your response to prior comment two references the ways in which your operating segments are consistent with the qualitative criteria allowing for aggregation. You have also provided your primary performance measures for each of your operating segments which may be indicative of segments that exhibit different economic characteristics. So that we may better understand the factors driving the variations of financial results for each of your operating segments, please describe:

•	the differences in the general or external market conditions in which your operating segments conduct business;

•
As discussed in the Company’s response on March 13, 2015, the Company prepared a quantitative analysis comparing the economic characteristics of the five operating segments. Further, in this analysis for the year ended December 31, 2014, the Company noted the economic similarity within a guideline threshold of 10% and noted and explained those outside the 10% threshold. In addition, the [*] operating segment and the [*] represents [*] percent and [*] percent, respectively, of

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

consolidated net sales for the year end December 31, 2014. Therefore, the [*] operating segment and the [*] do not meet the quantitative thresholds for disclosure.

The general or external market conditions in which the operating segments conduct business are substantially the same. Specifically, the Company’s operating segments:

•	Substantially operate in mature markets where there is little to no underlying market growth

•	Depend on consumer spending behavior which is impacted by increases in the costs of living, unemployment rates, and other macroeconomic factors.

•	Compete with small, medium and large companies which are both integrated and non-integrated

•	Experience inflation / deflation which impacts customer pricing

•	Work to keep the mills operating at full capacity in part by tuck under acquisitions and paperboard substrate substitution

•	Introduce new products to gain share due to lack of market growth

•	Sell to customers that include large global consumer product and beverage companies, private label producer and smaller regional producers and local brands.

•	the differences in the geographic areas where each of your operating segments conducts business, such as the overall economic conditions in Europe, North America, South America, and Pacific Rim;

•
Overall, the general economic conditions affecting the Company’s operating segments in the geographic areas where each of the Company’s operating segments conducts business are similar .As noted above, the economic conditions affecting the operating segments relate to low market growth rates, consumer spending habits, competition, inflation and customers. The differences are related to the competitive environment (highly fragmented competitors in Europe), the Company’s market share (U.S. food cartons 40%; U.K. food cartons 20% but small share of carton market outside the U.K.), converting environment (outsourced in Pacific Rim and Australia) and the level of board integration (Europe [*] and increasing based on the recent acquisitions and paperboard substrate substitution).

•	the differences in customers for each of your operating segments, such as growth rates for beverage customers compared to consumer packaging customers and European customers;

•
As noted above, the food, beverage and other consumer product markets served by the operating segments are in mature markets with low growth rates. Many of the Company’s customers are global and represent global consumer brands. Some global customers have products which include both food and beverage. Since the underlying growth rates are low, the Company develops new products and targets specific customers to maintain and gain market share.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

•
the differences in company specific decisions, such as integration of newly acquired businesses, further expansion in Europe, strategic decisions to utilize in-house paperboard, including shipment to converting facilities located outside of North America, ability or lack thereof to increase pricing, etc., and;

The Company’s strategy is to grow via acquisitions that allow the Company to further integrate the paperboard produced at its mills, which the Company believes provides it with a competitive advantage. Accordingly, the Company will continue to drive increased usage of internally produced paperboard at converting facilities through substrate conversion to CUK as well as continue to pursue acquisitions of companies where there is an opportunity to drive integration and improve overall margins. This strategy is applied throughout all operating segments and was recently executed in Europe (integrated 70,000 tons since 2012) and North American (expects to integrate [*] in 2015 and impacts the consumer product, beverage and mills operating segments). The Company’s ability to increase prices in each of its operating segments is driven by multi-year customer contracts which include price escalators or deflators based primarily on external market indices. The operating segments saw pricing increase in 2014 as a result of recovery of prior year inflation.

•	the differences in the regulatory environment between your operating segments, such as environmental regulations relating to your manufacturing facilities.

Global consumer and beverage packaging regulations are very similar and there are no unique regulatory requirements in any of the geographies where the Company operates. The Company’s mills and converting plants are subject to country specific and federal, state and local environmental, health and safety laws and regulations, including those governing discharges to air, soil and water, the management, treatment and disposal of hazardous substances, solid waste and hazardous wastes, and the health and safety of employees. The Company oversees compliance with these regulations on a consolidated basis.

Provide sufficient detail to clearly identify the underlying causes of the different financial results for each of your operating segments.

The Company reviews the drivers of changes in net sales in the following categories:

•	Price – impacted by inflation and competition

•	Volume/Mix – mainly due to acquisitions in mature markets

•	Foreign exchange

The Company reviews the drivers of the changes in EBITDA in the following categories:

•	Price – impacted by inflation and competition

•	Volume/Mix – mainly due to acquisitions in mature markets

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

•	Inflation

•	Performance – includes manufacturing efficiencies/ inefficiencies, and cost savings

•	Foreign exchange

Adjusted EBITDA margin is derived from these measures. The drivers of the changes in these categories are similar across all operating segments with the exception of performance. Production capabilities and efficiencies are dependent on the capital employed in the plant, employee population (union or non-union), proximity to the mills and to customers, plant schedules and decisions on where to produce. For example, products could have a better margin if produced at a more efficient plant.

Therefore, the Company has concluded that the difference in financial results is not significant given the similarities in the operating environments in the geographies in which the Company operates. Further, the Company’s vertical integration is a competitive advantage and the mill results are integral to the converting plant results. The Company has aggregated the operating segments into a single reportable segment as permitted by the aggregation guidance of Accounting Standards Codification (“ASC”) 280 Segment Reporting as the operating segments have similar economic characteristics and are similar in all of the following qualitative areas: (1) the nature of the products and services, (2) the nature of the production processes, (3) the type or class of customer for their products and services, (4) the methods used to distribute their products or provide their services, and (5) the nature of the regulatory environment.

4.
We note that your chief executive officer indicated in his summary highlights of the 2014 earnings call that adjusted EBITDA margins increased 180 basis points to 16.8% for the full year. Tell us the amount that each of your operating segments contributed to this increase. If any of the operating segments contributed to the increase in a significantly disproportionate manner, please tell us how you determined that your application of the aggregation criteria is consistent with the objective and basic principles of FASB ASC 280-10-55-7C, which are to provide information about the different types of business activities in which your company engages and the different economic environment in which it operates in order to help users of financial statements better understand your performance, better assess prospects for future net cash flows, and make more informed judgments about your company as a whole.

The divestiture of non-core businesses contributed 140 basis points or 78% of the 180 basis point improvement in the adjusted EBITDA margins. The remaining 40 basis points, or 22% of improvement, came from productivity improvements in the mills, partially offset by higher corporate costs which were proportionally recognized in each of the operating segments.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

Conclusion

Based upon the aggregation guidance in ASC 280, the integrated nature of the mill and converting plant system, the CODM’s review, communications to the investor community, and the absence of significantly different economic characteristics, the Company concluded that the most meaningful disclosure would be to aggregate the 5 operating segments into one reportable segment, paperboard packaging.

Closing Comments

The undersigned hereby acknowledges, on behalf of the Company, that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States .If you have any questions, please contact the undersigned at (770) 240-8544 or Debbie Frank at (770) 240-9097.

Very truly yours,

/s/ Stephen R. Scherger

Stephen R. Scherger
Senior Vice President
and Chief Financial Officer

cc: David W. Scheible,
Chairman and Chief Executive Officer
Mr. Brad Skinner,
Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHIC PACKAGING HOLDING COMPANY PURSUANT TO 17 C.F.R. §200.83

EXHIBIT A

Graphic Packaging Segment Analysis as of December 31, 2014

[*]